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                             May 7, 2020

       Pablo Legorreta
       Chief Executive Officer
       Royalty Pharma plc
       110 East 59th Street
       New York, New York 10022

                                                        Re: Royalty Pharma plc
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted April 23,
2020
                                                            CIK No. 0001802768

       Dear Mr. Legorreta:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Ibrance, page 137

   1. Your response to prior comment 3 indicates that disclosing royalty ranges for Ibrance and
                                                        PT027 is not required
because presentation of ranges for such immaterial assets would not be meaningful to
investors in interpreting results or in assessing performance. Given your disclosure in the
second paragraph of this section that global end market sales of Ibrance are expected to grow to
approximately $9.4 billion in 2024, it is unclear from your current disclosure how
investors would understand that royalties on Ibrance are immaterial to your business.
Accordingly, please revise your disclosure to clarify the significance of the Ibrance assets. In
addition, revise your presentation on page 4 so that you are not giving undue prominence
to your Ibrance and PT027 assets by highlighting them in your
 Pablo Legorreta
Royalty Pharma plc
May 7, 2020
Page 2
      Summary.
Capital Structure, page 166

2.    Please disclose the substance of your response to prior comment 6.
        You may contact Christine Torney at (202) 551-3652 or Angela Connell at
(202) 551-
3426 if you have questions regarding comments on the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNamePablo Legorreta
                                                          Division of
Corporation Finance
Comapany NameRoyalty Pharma plc
                                                          Office of Life
Sciences
May 7, 2020 Page 2
cc:       Marcel Fausten, Esq.
FirstName LastName